NO ACT

12-22-08



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



09001090

February 3, 2009

Received SEC

FEB 03 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-09

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Re: The Boeing Company
Incoming letter dated December 22, 2008

Dear Mr. Lohr:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposal submitted to Boeing by Edward P. Olson. We also have received a letter from the proponent dated January 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Edward P. Olson

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Boeing Company
Incoming letter dated December 22, 2008

The proposal relates to special meetings.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Boeing's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Boeing relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Edward P. Olson

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
FX: 202-772-9201
shareholderproposals@sec.gov

Dear Ladies and Gentlemen:

In regard to The Boeing Company December 22, 2008 no action request, enclosed is my broker letter for more than the stock holdings needed for a rule 14a-8 proposal for more than eight continuous years. Please let me know if there are any questions.

Sincerely,



Edward P. Olson

cc:
Michael F. Lohr <Michael.F.Lohr@boeing.com>
FX: 312-544-2829



PACIFIC WEST
FINANCIAL GROUP

December 31, 2008

Edward P Olson

*** FISMA & OMB Memorandum M-07-16 ***

RE: *** FISMA & OMB Memorandum M-07-16 ***

Dear Edward P Olson:

At the request of your representative, Jim Balkman, please find information below on shares of Boeing Co stock (symbol BA) owned in your account.

Our records indicate that 200 shares of Boeing stock where delivered into your Wedbush Morgan account on 03/01/2000, which where held continuously until 08/02/2007 when you sold 100 shares of Boeing stock leaving 100 shares in the account which have been held continuously.

If you have any further questions, you may reach me at 425-687-4232.

Kind regards,

Christina Reid
Supervisor of Clearing Firm Operations

Corporate Office Phone: 425.271.2550 Fax: 425.255.8567
555 South Renton Village Place, Suite 700
Renton, Washington 98057
PO Box 860, Renton, Washington 98057

PACIFIC WEST SECURITIES, INC.
Member FINRA/SIPC
PACIFIC WEST FINANCIAL CONSULTANTS, INC.
Registered Investment Advisor
PACIFIC WEST INSURANCE AGENCY, INC.

Michael F. Lohr
Vice President &
Assistant General Counsel
and Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596



December 22, 2008

RECEIVED
2008 DEC 23 PM 3:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Shareholder Special Meetings Submitted by Edward P. Olson for Inclusion in The Boeing Company 2009 Proxy Statement

Dear Sir or Madam:

On November 13, 2008, The Boeing Company ("Boeing," the "Company," "we" or "us") received a shareholder proposal (the "Proposal") from Edward P. Olson (the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2009 Annual Meeting (the "2009 Proxy Statement").

We intend to omit the Proposal from the 2009 Proxy Statement and form of proxy (the "2009 Proxy Materials"). In Part I, we have set forth the grounds that we believe allow Boeing to omit the Proposal from the 2009 Proxy Materials under Rule 14a-8(f) due to the Proponent's failure to satisfy the eligibility requirements set forth in Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Act"). Notwithstanding our position regarding omission of the Proposal under Rule 14a-8(f), we further believe that the Proposal is deficient on substantive grounds under the provisions set forth in Rule 14a-8(i), as we describe in Parts II and III.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, Boeing excludes the Proposal from its 2009 Proxy Materials.

In accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**. The Company presently intends to file its definitive 2009 Proxy Materials on March 13, 2009, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2009 Proxy Statement with the Commission.

Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Proponent as notice to the Proponent of the Company's intention to omit the Proposal from the 2009 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward the Proponent any Staff response to this no-action request that the Staff transmits to us by facsimile. A copy of additional correspondence with the Proponent relating to the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as **Exhibit B**.


BOEING

Reasons the Proposal May be Omitted From the 2009 Proxy Materials

I. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2009 PROXY MATERIALS PURSUANT TO RULE 14A-8(F) BECAUSE THE PROPONENT FAILED TO MEET THE ELIGIBILITY REQUIREMENTS OF RULE 14A-8(B)

The Proposal

The Proposal relates to special shareholder meetings and states, in relevant part:

> *Resolved: Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.*

Basis for Exclusion

We believe that Boeing may properly exclude the Proposal from the 2009 Proxy Materials pursuant to Rule 14a-8(f) because the Proponent failed to meet the eligibility requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and must continue to hold such securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.


BOEING

As previously stated, Boeing received the Proposal from the Proponent on November 13, 2008. The submission did not include documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1). The Company checked its records and determined that the Proponent was not a shareholder of record. Therefore, in accordance with Rule 14a-8(f)(1), in a letter dated November 25, 2008, within 14 days of receiving the Proposal, the Company notified the Proponent that the Proponent must demonstrate eligibility to submit the Proposal under Rule 14a-8(b)(2).

The Company's notification letter delivered on November 26, 2008 specifically advised the Proponent that, as a beneficial holder, he must demonstrate his eligibility to submit a shareholder proposal by submitting to us either (a) a written statement from the record holder, such as a banker or broker, verifying that he has continuously held the requisite number of shares of the Company's common stock for at least one year prior to the time he submitted the Proposal or (b) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting his requisite ownership as of or before the date on which the one-year eligibility period begins and a written statement from him that he has continuously held the requisite number of shares for the one year period as of the date of the statement. As required by Rule 14a-8(f), we also advised the Proponent that a response with the appropriate documentation of ownership must be postmarked or transmitted electronically within 14 days of receipt of the letter. For the Proponent's reference, a copy of Rule 14a-8 was enclosed with the letter. Our tracking information, attached as to this letter as **Exhibit C**, indicates that our letter notifying the Proponent of the Proposal's deficiencies was received on November 26, 2008. The 14th day after that date was December 10, 2008.

One day before the deadline, on December 9, 2008, the Company received a letter from Pacific West Financial Group ("Pacific West") stating as follows: "This is to confirm that Ed Olson has owned shares of Boeing stock for over one (1) year." To date, we have not received any additional written correspondence from the Proponent or Pacific West.



The letter submitted by Pacific West on December 9, 2008 fails to meet the requirements of Rule 14a-8(b) in at least two respects. First, the letter does not evidence that the Proponent met the stock ownership requirement of at least $2,000 in market value, or 1%, of the Company's stock entitled to be voted on the Proposal. It merely documents that the Proponent owned an indeterminate number of shares of Boeing stock. Second, the letter from Pacific West does not evidence the Proponent's ownership of Company stock on November 13, 2008, the date of the Proposal, and for the continuous one-year period preceding such date. Confirmation on December 9, 2008 that the Proponent has owned shares of Company stock for over one year does not address whether the Proponent held such shares on November 13, 2007 and for the continuous one-year period thereafter.

Under the proxy rules, the burden of establishing proof of beneficial stock ownership is on the Proponent, and the Proponent has failed to meet that burden. Proponent has failed to demonstrate the continuous ownership of at least $2,000 in market value of Company stock for at least one year by the date Proponent submitted the Proposal. The deadline for documenting such ownership was December 10, 2008. Accordingly, we believe that the Proposal is excludable under Rule 14a-8(f) on the basis that the Proponent failed to satisfy Rule 14a-8(b). The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide documentary support sufficiently evidencing that the proponent has satisfied the minimum ownership requirement continuously for the one-year period. See, e.g., *Qwest Communications International Inc.*, SEC No-Action Letter, 2008 SEC No-Act. LEXIS 255 (Feb. 29, 2008); *General Motors Corp.*, SEC No-Action Letter, 2007 SEC No-Act. LEXIS 442 (Apr. 5, 2007); *Yahoo! Inc.*, SEC No-Action Letter, 2007 SEC No-Act. LEXIS 429 (Mar. 29, 2007); *Motorola, Inc.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 26 (Jan. 10, 2005).

II. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2009 PROXY MATERIALS PURSUANT TO RULE 14A-9 BECAUSE THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AND MISLEADING


BOEING

Basis for Exclusion

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;[1] [or]

- The company demonstrates objectively that a factual statement is materially false or misleading.

See the Division of Corporation Finance: Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("Legal Bulletin 14B").

The Staff has previously allowed the exclusion of a proposal drafted in such a way so that it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal." *Exxon Corporation,* SEC No-Action Letter, 1992 SEC No-Act. LEXIS 94 (Jan. 29, 1992); *see also Philadelphia Electric*

---

[1] Thus, according to Legal Bulletin 14B, the Staff will make two inquiries: whether a proposal by itself is inherently vague or indefinite and whether a proposal, together with a supporting statement, is inherently vague and indefinite.



Company, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992). The Staff has also found excludable certain shareholder proposals requesting amendments to a company's bylaws or other governing documents that would permit shareholders to call special meetings where the text of the proposal called for "no restriction on the shareholder right to call a special meeting compared to the standard allowed by applicable law on calling a special meeting" (the "No Restriction Proposals"). See, e.g., *CVS Caremark Corp.* (avail Feb. 22, 2008); *Schering-Plough Corp.* (Feb. 22, 2008); *JP Morgan Chase & Co.* (Jan. 31, 2008); *Safeway Inc.* (Jan. 31, 2008); *Time Warner Inc.* (Jan. 31, 2008); *Bristol-Myers Squibb Co.* (Jan. 30, 2008). In several of these no-action letters, companies argued that the "no restriction" language was not clear. *See Schering-Plough Corp.* (Feb. 22, 2008) (permitting exclusion where the company argued that the "no restriction" language left unclear "whether the proposal would give the board of directors the discretion to apply reasonable standards or procedures for determining whether or when to call a special meeting in response to a shareholder's request"); *Time Warner Inc.* (Jan. 31, 2008) (permitting exclusion where the company argued that the "no restriction" language left unclear whether the intent was to, among other things, prohibit restrictions on the subject matter or timing of shareholder-requested special meetings).

The Proposal received by the Company requires that there not be any "exception or exclusion conditions" applying only to shareholders and not also to the Company's management and/or board of directors (the "Board"). Under the Company's By-Laws, there are certain reasonable procedural conditions for the calling of special meetings that, by their very nature, do not apply to the Board. The Proposal is very similar to the No Restriction Proposals in that it does not provide any guidance to shareholders or the Board as to what restrictions or "exception or exclusion conditions" are intended to apply equally to the two groups. Specifically, it is not clear whether the reference in the Proposal to "exception or exclusion conditions" is intended to include restrictions on topics that can be introduced by shareholders at special meetings, procedural restrictions as to the process for shareholders to call special meetings, or both.

For example, the Company's By-Laws, in Article I, Section 2, require the Company to call a special meeting of shareholders at the request of owners of 25% or more of the Company's outstanding shares. The Proposal could be read to require simply that the applicable threshold be lowered from 25% to 10%. However, because the Proposal appears to require equal application of all "exceptions or exclusion conditions" to both shareholders as well as management and/or the Board, the Proposal could also reasonably be read to require that the shareholders be entitled to call special meetings directly, without submitting a request to the Company, as that requirement is (for obvious reasons) inapplicable to the Board and management. Under this interpretation, other provisions of the By-Laws relating to notices of meetings would also be required to be modified in order to accommodate the possibility of a special meeting being called directly by shareholders.


BOEING

In addition, the Company's By-Laws, in Article I, Section 11.1B, require that shareholders calling a special meeting for director elections comply with certain shareholder notice requirements and provide the Company with certain information, including whether the shareholder is (i) a shareholder of record at the time of notice and (ii) entitled to vote at the special meeting. One interpretation of the Proposal is that these requirements constitute impermissible "exception or exclusion conditions" because the Board and management, acting in their capacity as such, need not provide similar information to the Company. Alternatively, the Proposal could be read to allow procedural requirements to remain in place, as they do not except or exclude any matters for which shareholders could call a special meeting. The Proposal does not provide guidance with respect to whether these types of provisions are or are not permitted, or how the Company should address these types of provisions.

For the foregoing reasons, the Company could not be certain of how to implement the Proposal in accordance with its terms if it were passed. For the same reasons, shareholders voting on the Proposal could not be reasonably certain of the actions or measures it requires. Even a shareholder who generally supports a 10% threshold for calling a special meeting may not support such a provision if it is subject to no defined process or procedural safeguards, and the Proposal provides such shareholders no basis to determine its appropriate interpretive scope in order to make an informed voting decision.

As the United States District Court for the Southern District of New York has stated in interpreting the predecessor to Rule 14a-8(i)(3), "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *The New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also Intl Bus. Machines Corp.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 139 (Feb. 2, 2005). By the sheer variance of how one interprets the Proposal, the stockholders of the Company simply cannot "know precisely the breadth of the proposal on which they are asked to vote."

For these reasons, we believe the Proposal is inherently vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3) under the Act.

III. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2009 PROXY MATERIALS PURSUANT TO RULES 14A-8(I)(2) AND 14A-8(I)(6) BECAUSE IT WOULD CAUSE BOEING TO VIOLATE STATE LAW AND BOEING LACKS THE POWER TO IMPLEMENT THE PROPOSAL

A. The Proposal May Be Omitted Because It Would, if Implemented, Cause the Company to Violate Delaware Law


BOEING

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached to this letter as **Exhibit D** (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the General Corporation Law of the State of Delaware (the "DGCL").

As described in Part II above, the Proposal is vague and indefinite as to the "exception or exclusion conditions" that should apply equally to shareholders and management and/or the Board. One "exception or exclusion condition" that clearly applies to shareholders, by virtue of it being provided in the first sentence of the Proposal, is that shareholders must own 10% or more of the Company's outstanding common stock in order to call a special meeting. Under a plain reading of the Proposal, any "exception or exclusion conditions" applying to the shareholders' power to call a special meeting must also be applied to the Company's management and/or the Board. As a result, the Proposal could have the effect of requiring directors to hold at least 10% of the Company's outstanding common stock in order to call a special meeting of shareholders. As explained below, the implementation of this Proposal would violate the DGCL. This conclusion is supported by the Delaware Law Opinion.

As noted in the Delaware Law Opinion, Section 211(d) of the DGCL vests the board of directors of a Delaware corporation with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. The Proposal seeks to restrict the Board's power to call special meetings, which cannot be lawfully implemented through the Company's By-Laws. Section 141(a) of the DGCL expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the DGCL or a company's certificate of incorporation. The Company's Certificate of Incorporation does not provide for any limitations on the Board's power to call



special meetings and, unlike other provisions of the DGCL that allow a board's statutory authority to be modified through the bylaws, Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. *See* 8 Del. C. §211(d). Further, as discussed in the Delaware Law Opinion, "the phrase 'except as otherwise provided in this chapter' set forth in Section 141(a) [of the DGCL] does not include bylaws adopted pursuant to Section 109(b) of the [DGCL] that could disable the board entirely from exercising its statutory power." A long line of Delaware case law discusses the implicit distinction found in Section 141 of the DGCL between the roles of stockholders and directors. In Aronson v. Lewis, the Delaware Supreme Court stated, "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805 (Del. 1984). *See also*, McMullin v. Beran, 765 A.2d 910,916 (Del. 2000); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). Thus, the Proposal, which seeks to amend the Company's By-Laws to include a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock, would, if implemented, violate the DGCL.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Company's Certificate of Incorporation. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may not contain any provisions contrary to the laws of the State of Delaware. As further explained in the Delaware Law Opinion, any provision adopted pursuant to Section 102(b)(1) that is contrary to Delaware law would be invalid. *See* Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952). Recently, in Jones Apparel Group, Inc. v. Maxwell Shoe Co., the Court suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through a certificate of incorporation. *See* 883 A.2d 837 (Del. Ch. 2004). In this case, the Court indicated that certain powers vested in the board, particularly those touching upon the directors' discharge of their fiduciary duties, are fundamental to the proper functioning of the corporation and therefore cannot be modified or eliminated. *Id.* at 852.

As discussed in the Delaware Law Opinion, the board's statutory power to call a special meeting without limitation or restriction under Section 211(d) of the DGCL is a "core" power reserved to the board. The Delaware Law Opinion states that "(c)onsequently, any provision of a certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid." While a certificate of incorporation and/or bylaws may expand the ability of directors or other persons to call special meetings, a certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings in the manner proposed in the Proposal.

Finally, as the Delaware Law Opinion notes,

> the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire second sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.


BOEING

Accordingly, for the reasons set forth above and as supported by the Delaware Law Opinion, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate applicable state law.

B. The Proposal May Be Omitted Because the Company Lacks the Power To Implement It

The Proposal may also be omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the authority to implement it.[2] As described more fully in the Delaware Law Opinion and in Part III.A above, the Proposal cannot be implemented without violating Delaware law

---

[2] *See* 17 C.F.R. § 240.14a-8(i)(6) (permitting a company to exclude a proposal if "the company would lack the power or authority to implement" such proposal).


BOEING

and accordingly, the Company lacks the power and authority to implement the Proposal. The Staff has consistently stated that, if implementing a shareholder proposal would result in the violation of law, the proposal may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of a company. *See, e.g., Burlington Resources Inc., SEC No-Action Letter, 2003 WL 354930* (Feb. 7, 2003); *Xerox Corp., SEC No-Action Letter, 2004 WL 351809* (Feb. 23, 2004). Based on the foregoing, the Company lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

* * *


BOEING

For the foregoing reasons, we believe the Proposal in its entirety may be omitted from the 2009 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Michael F. Lohr
Corporate Secretary

Enclosures

cc: Edward P. Olson

CHI:2194687.7

Exhibit A

[The Proposal]

Edward P. Olson

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the meeting.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,



Edward P. Olson

11/12/08
Date

cc: Michael F. Lohr
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

Special Shareowner Meetings

[Rule 14a-8 Proposal by Edward P. Olson]

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting.

Please encourage our board to respond positively to this proposal for the right of shareholders to call special shareholder meetings.

Exhibit B

[Additional Correspondence with the Proponent]

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

November 25, 2008

VIA OVERNIGHT COURIER

Edward P. Olson


BOEING

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Special Shareowner Meetings

Dear Mr. Olson:

On Thursday, November 13, 2008, The Boeing Company (the "Company") received your shareholder proposal regarding special shareowner meetings, which was submitted for inclusion in the Company's 2009 proxy statement.

Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, sets forth certain procedural requirements that proponents of such proposals must meet in order to be eligible to submit a proposal. The purpose of this letter is to notify you that we have not received sufficient proof that you have continuously held at least $2,000 in market value of the Company's common stock for at least one year as of the date you submitted the proposal, as required by Rule 14a-8(b).

Our search of the database of the Company's registered shareholders shows that you are not a registered or record shareholder. As such, Rule 14a-8(b)(2) requires that you, as a non-registered shareholder or "beneficial holder," demonstrate your eligibility to submit a shareholder proposal by submitting to us either (a) a written statement from the "record holder" (usually a bank or broker) verifying that you have continuously held the requisite number of securities for at least one year prior to the time the proposal was submitted or (b) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your requisite ownership as of or before the date on which the one-year eligibility period begins and a written statement from you that you have continuously held the requisite number of shares for the one year period as of the date of the statement.

Please provide the required proof of ownership. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Rule 14a-8(f). For your reference, I have enclosed a copy of Rule 14a-8 with this letter.

Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829. Should you have any questions, you may reach me at (312) 544-2832.


BOEING

Finally, please note that this letter in no manner waives any of the Company's rights to exclude the proposed business set forth in your letter from consideration at the Company's 2009 Annual Meeting of Shareholders for any reason under applicable law, including any of the bases for exclusion enumerated in Rule 14a-8(i), the General Corporation Law of the State of Delaware or the Company's By-Laws.

Sincerely yours,

Elizabeth A. Nemeth
Chief Counsel, Securities, Finance
and Governance

Enclosure

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

17 CFR 240.14a-8

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous

year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your

proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) Conflicts with company's proposal: If the proposal directly conflicts with

one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

HISTORY: [*48 FR 38222*, Aug. 23, 1983, as amended at *50 FR 48181*, Nov. 22, 1985; *51 FR 42062*, Nov. 20, 1986; *52 FR 21936*, June 10, 1987; *52 FR 48983*, Dec. 29, 1987; *63 FR 29106, 29119*, May 28, 1998, as corrected at *63 FR 50622, 50623*, Sept. 22, 1998; *72 FR 4148, 4168*, Jan. 29, 2007; *72 FR 70450, 70456*, Dec. 11, 2007; *73 FR 934, 977*, Jan. 4, 2008]



PACIFIC WEST
FINANCIAL GROUP

December 9, 2008

ATTN: Elizabeth Nemeth
RE: Ed Olson

Dear Elizabeth Nemeth:

This is to confirm that Ed Olson has owned shares of Boeing stock for over one (1) year.

Kind regards,

Christina Reid
Supervisor of Clearing Firm Operations

Corporate Office
Phone 425 271 2550 Fax 425 255 3547
555 South Renton Village Place, Suite 700
Renton Washington 98057
PO Box 260 Renton, Washington 98057

PACIFIC WEST SECURITIES, INC
Member FINRA/SIPC
PACIFIC WEST FINANCIAL CONSULTANTS, INC
Registered Investment Advisor
PACIFIC WEST INSURANCE AGENCY INC

Exhibit D

[Delaware Law Opinion]



December 22, 2008

The Boeing Company
100 N. Riverside MC 5003-1001
Chicago, IL 60606-1596

Re: Stockholder Proposal Submitted by Edward P. Olson

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Boeing Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Edward P. Olson (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 5, 2006 (the "Certificate of Incorporation");

(ii) the By-Laws of the Company, as amended and restated on December 15, 2008 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. *This includes that such bylaw* and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders.[1] The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" and/or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this condition would require

[1] Presently, Article I, Section 2 of the Company's Bylaws provides that "[a] special meeting of stockholders may be called at any time by the Board of Directors, or by stockholders holding together at least twenty-five percent (25%) of the outstanding shares of stock entitled to vote, except as otherwise provided by statute or by the Certificate of Incorporation or any amendment thereto."

the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, and it gives the corporation the authority, through its certificate of incorporation or bylaws, to give to other parties as well the right to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the power to amend the charter unilaterally without a shareholder vote" after the corporation had

received payment for its stock "contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[2] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may

[2] For a discussion of process-oriented limitations, see infra, n. 5 and surrounding text.

be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[3] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The provision contemplated by the Proposal would impermissibly infringe upon the Board's fiduciary duty to

---

[3] See infra, n. 5 and surrounding text.

manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the General Corporation Law to call special meetings. In that respect, such provision would violate the General Corporation Law and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary process-oriented bylaw)[4] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[5] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include

---

[4] See infra, n. 5 and surrounding text.

[5] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[6]

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

[6] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[7] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire second sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations);[8] thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

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[7] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

[8] See supra, n. 5 and surrounding text.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

END